Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-267431

April 22, 2024

£350,000,000

5.625% Notes due 2040

FINAL TERM SHEET

April 22, 2024

Issuer:	Prologis, L.P.

Legal Format:	Senior Unsecured SEC Registered Notes

Securities:	5.625% Notes due 2040 (the “Notes”)

Expected Ratings (Moody’s/S&P)*:	A3 (positive) / A (stable)

Maturity Date:	May 4, 2040

Coupon:	5.625% per annum, payable annually

Price to Public:	99.534%

Underwriting Discount:	0.500%

Net Proceeds, Before Expenses, to Issuer:	£346,619,000

Semi-Annual Yield:	5.592%

Benchmark Security:	4.250% UKT due December 7, 2040

Benchmark Security Yield/Price:	4.542% / 96.615%

Spread to Benchmark Security:	+105 basis points

Annual Yield:	5.670%

Interest Payment Dates:	May 4 of each year, commencing May 4, 2025

Day Count Convention:	Actual/Actual (ICMA)

Optional Redemption:	Prior to February 4, 2040 based on the Comparable Government Bond Rate + 20 basis points, or on or after February 4, 2040, at par

Settlement Date:	May 7, 2024

Trade Date:	April 22, 2024

Use of Proceeds:	The Issuer expects to use a portion of these net proceeds to repay borrowings under the U.S. Dollar tranches of its global lines of credit and the remainder for general corporate purposes, including to repay, repurchase or tender for other indebtedness.

Currency of Payment:	All payments of principal of, and premium, if any, and interest on, the Notes, including any payments made upon any redemption of the Notes, will be made in sterling. If sterling is unavailable to the Issuer due to the imposition of exchange controls or other circumstances beyond the Issuer’s control or sterling is no longer used by for the settlement of transactions by public institutions within the international banking community, then all payments in respect of the Notes will be made in U.S. dollars until sterling is again available to the Issuer or so used.

Payment of Additional Amounts:	The Issuer will, subject to certain exceptions and limitations, pay additional amounts on the Notes as are necessary in order that the net payment by the Issuer or the paying agent of the principal of, and premium, if any, and interest on, the Notes to a holder who is not a United States person, after withholding or deduction for any present or future tax, duty, assessment or other governmental charge of whatever nature imposed or levied by the United States or any taxing authority thereof or therein, will not be less than the amount provided in the Notes to be then due and payable.

Redemption for Tax Reasons:	The Issuer may offer to redeem all, but not less than all, of the Notes in the event of certain changes in the tax laws of the United States (or any taxing authority thereof or therein) which would obligate the Issuer to pay additional amounts as described above. This redemption would be at a redemption price equal to 100% of the principal amount of the Notes, together with accrued and unpaid interest on the Notes to, but not including, the date fixed for redemption.

Denominations:	£100,000 x £1,000

CUSIP / ISIN / Common Code:	74340X CM1 / XS2810268107 / 281026810

Listing:	The Issuer intends to apply to list the Notes on the New York Stock Exchange.

Joint Book-Running Managers:	BNP Paribas Crédit Agricole Corporate and Investment Bank HSBC Bank plc J.P. Morgan Securities plc Morgan Stanley & Co. International plc MUFG Securities EMEA plc

Senior Co-Managers:

Merrill Lynch International

Citigroup Global Markets Limited

Goldman Sachs & Co. LLC

ING Bank N.V., Belgian Branch

Mizuho International plc

The Bank of Nova Scotia, London branch

SMBC Nikko Capital Markets Limited

The Toronto-Dominion Bank

U.S. Bancorp Investments, Inc.

Wells Fargo Securities International Limited

Co-Managers:	Banco Bilbao Vizcaya Argentaria, S.A. Loop Capital Markets LLC Academy Securities, Inc. PNC Capital Markets LLC Regions Securities LLC Standard Chartered Bank Truist Securities, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

We expect to deliver the Notes against payment for the Notes on or about May 7, 2024. Under the E.U. Central Securities Depositaries Regulation, trades in the secondary market generally are required to settle in two London business days unless the parties to a trade expressly agree otherwise. Also under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two New York business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes before the second business day prior to delivery being required will be required to specify alternative settlement arrangements to prevent a failed settlement.

The Issuer has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement thereto in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: BNP Paribas at +1 (800) 854-5674, Crédit Agricole Corporate and Investment Bank at +1 (866) 807-6030, HSBC Bank plc at +44 (0) 20 7991 1422, J.P. Morgan Securities plc at +44-207-134-2468 or Morgan Stanley & Co. International plc at +1 866 718 1649.

MiFID II and UK MiFIR - professionals/ECPs-only / No PRIIPs or UK PRIIPs KID - Manufacturer target market (MiFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.

The communication of this Final Term Sheet and any other document or materials relating to the issue of the Notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom's Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, this Final Term Sheet and such other documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. This Final Term Sheet and such other documents and/or materials are for distribution only to persons who (i) have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), (ii) fall within Article 49(2)(a) to (d) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this Final Term Sheet and any other document or materials relates will be engaged in only with relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this Final Term Sheet, any such relevant document or materials or any of their contents.

Disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.

4